August 23, 2019

Paul Smithers
Chief Executive Officer
Innovative Industrial Properties Inc.
11440 West Bernardo Court
Suite 220
San Diego, CA 92127

       Re: Innovative Industrial Properties Inc.
           Form S-3
           Filed August 15, 2019
           File No. 333-233311

Dear Mr. Smithers:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Carolyn Long, Esq.